UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

79 New Oxford Street, London, WC1A 1DG
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Issued: 25 March 2025, London UK

Blujepa (gepotidacin) approved by US FDA for treatment of uncomplicated urinary tract infections (uUTIs) in female adults and paediatric patients 12 years of age and older

●     Blujepa is the first in a new class of oral antibiotics for uUTIs in nearly 30 years
●     Over half of all women experience a uUTI in their lifetime, with approximately 30% suffering from a recurrent episode
●     Approval based on data from the pivotal phase III EAGLE-2 and EAGLE-3 trials

GSK plc (LSE/NYSE: GSK) today announced that the US Food and Drug Administration (FDA) has approved Blujepa (gepotidacin) for the treatment of female adults (≥40 kg) and paediatric patients (≥12 years, ≥40 kg) with uncomplicated urinary tract infections (uUTIs) caused by the following susceptible microorganisms: Escherichia coli, Klebsiella pneumoniae, Citrobacter freundii complex, Staphylococcus saprophyticus and Enterococcus faecalis.

Discovered by GSK scientists, Blujepa is a first-in-class oral antibiotic with a novel mechanism of action that is part of GSK's infectious diseases portfolio.

Tony Wood, Chief Scientific Officer, GSK, said: "The approval of Blujepa is a crucial milestone with uUTIs among the most common infections in women. We are proud to have developed Blujepa, the first in a new class of oral antibiotics for uUTIs in nearly three decades, and to bring another option to patients given recurrent infections and rising rates of resistance to existing treatments."[1][2][3][4]

uUTIs are the most common infection in women, impacting up to 16 million women in the US annually.1-4 Over half of all women are affected by uUTI in their lifetime,[5] with approximately 30% suffering from at least one recurrent episode which can cause significant patient burden, including discomfort and restriction of daily activities.[6] New treatments are needed as the number of uUTIs caused by drug-resistant bacteria is increasing which can result in higher treatment failure rates.[7]

Thomas Hooton, MD, Professor of Clinical Medicine, University of Miami School of Medicine said: "For many, uUTIs can be a burden that severely impacts daily life. With an increasing number of patients experiencing recurrent infections, there remains a clear need for continued research of antimicrobials to help address ongoing patient challenges and the strain on healthcare systems."

The approval is based on positive results from the pivotal phase III EAGLE-2 and EAGLE-3 trials which demonstrated non-inferiority to nitrofurantoin, one of the leading current standard of care options for uUTI, in female adults (≥40 kg) and paediatric patients (≥12 years, ≥40 kg) with a confirmed uUTI. In EAGLE-2, Blujepa demonstrated non-inferiority in therapeutic success which occurred in 50.6% (162/320) of participants compared to 47.0% (135/287) for nitrofurantoin (covariate-adjusted treatment difference 4.3%, 95% CI (-3.6, 12.1)). In EAGLE-3, Blujepa demonstrated statistically significant superiority versus nitrofurantoin (one-sided p-value 0.0003). Therapeutic success occurred in 58.5% (162/277) of participants compared to 43.6% (115/264) for nitrofurantoin (covariate-adjusted treatment difference 14.6%, 95% CI (6.4, 22.8)).

The safety and tolerability profile of Blujepa in the EAGLE-2 and EAGLE-3 phase III trials was consistent with previous trials. The most commonly reported adverse events (AEs) in Blujepa participants were gastrointestinal (GI). Diarrhoea was the most common (16% of participants), followed by nausea (9%). Of the participants who reported GI AEs in the Blujepa group, the most common maximum severity was mild (69% Grade 1) and moderate (28% Grade 2). Participants with Grade 3 GI events accounted for 3% of all patients with GI events and occurred in <1% of all participants. There was one drug-related serious adverse event in each treatment arm (Blujepa and nitrofurantoin) across the two trials.

US commercial launch is planned in 2H 2025.

The development of Blujepa (gepotidacin) has been funded in part with federal funds from the US Department of Health and Human Services, Administration for Strategic Preparedness and Response, Biomedical Advanced Research and Development Authority (BARDA), under Other Transaction Agreement number HHSO100201300011C and with federal funds awarded by the Defense Threat Reduction Agency under agreement number HDTRA1-07-9-0002.

About Blujepa (gepotidacin)
Blujepa, discovered by GSK scientists, is a bactericidal, first-in-class triazaacenaphthylene antibiotic that inhibits bacterial DNA replication by a distinct binding site, a novel mechanism of action and for most pathogens, provides well-balanced inhibition of two different Type II topoisomerase enzymes. This provides activity against most target uropathogens (such as Escherichia coli and Staphylococcus saprophyticus), and Neisseria gonorrhoeae, including isolates resistant to current antibiotics. Due to the well-balanced inhibition for most pathogens, Blujepa target-specific mutations in both enzymes are needed to significantly affect susceptibility to Blujepa. Therefore, a lower potential for resistance development is expected. Efficacy and safety in patients have been demonstrated in uUTI and gonorrhoea phase III clinical trials, including in patients with drug-resistant pathogens. The US Prescribing Information is available here.

About the EAGLE (Efficacy of Antibacterial Gepotidacin Evaluated) phase III programme
The global phase III clinical programme for Blujepa (gepotidacin) in adults and paediatric patients consists of three trials:

EAGLE-2 and EAGLE-3 (non-inferiority uUTI trials) compared the efficacy and safety of Blujepa (1,500mg administered orally twice daily for five days) to nitrofurantoin (100mg administered orally twice daily for five days) with 1531 and 1605 female adults and paediatric patients with uUTIs, respectively. Across both trials, the planned duration of follow-up for participants was approximately 28 days, and the primary endpoint, a stringent composite measure of efficacy, was the combined clinical and microbiological response at the Test-of-Cure (ToC) visit (days 10-13) in patients with qualifying uropathogens susceptible to nitrofurantoin.

EAGLE-1 (non-inferiority uncomplicated urogenital gonorrhoea trial) compared the efficacy and safety of Blujepa to ceftriaxone plus azithromycin in 628 patients with uncomplicated urogenital gonorrhoea caused by N. gonorrhoeae.

GSK in infectious diseases
GSK has pioneered innovation in infectious diseases for over 70 years, and the Company's pipeline of medicines and vaccines is one of the largest and most diverse in the industry, with a goal of developing preventive and therapeutic treatments for multiple disease areas or diseases with high unmet needs globally. Our expertise and capabilities in infectious disease strongly position us to help prevent disease and mitigate the challenge of antimicrobial resistance (AMR).

In antimicrobials, in addition to gepotidacin, GSK entered into an exclusive licence agreement with Spero Therapeutics, Inc. in September 2022 to add tebipenem HBr, a late-stage antibiotic and potential treatment for complicated urinary tract infections (cUTIs), to the pipeline and are currently enrolling for PIVOT-PO, a phase III trial. In March 2023, GSK announced an exclusive licence agreement with Scynexis for Brexafemme (ibrexafungerp tablets), a first-in-class antifungal for the treatment of vulvovaginal candidiasis (VVC) and reduction in the incidence of recurrent VVC.

About GSK
GSK is a global biopharma company with a purpose to unite science, technology, and talent to get ahead of disease together. Find out more at gsk.com.

GSK enquiries
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	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)
	Frannie DeFranco	+1 215 751 4855	(Philadelphia)

Cautionary statement regarding forward-looking statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described in the "Risk Factors" section in GSK's Annual Report on Form 20-F for 2024.

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References

[1]  Advani SD, et al. Poster presented at: ISPOR 2024; May 5-8, 2024. Presentation EPH17.
[2]  Foxman B, et al. Urinary tract infection: self-reported incidence and associated costs. Ann Epidemiol. 2000;10(8):509-15.
[3] Foxman B. Urinary Tract Infection Syndromes: Occurrence, Recurrence, Bacteriology, Risk Factors, and Disease Burden. Infect Dis Clin North Am. 2014 28(1):1-13.
[4]  United States Census Bureau. Age and Sex Composition: 2020. [Available from: https://www2.census.gov/library/publications/decennial/2020/census-briefs/c2020br-06.pdf Last accessed March 2025].
[5] Czajkowski, K, et al. Urinary tract infection in women. Prz Menopauzalny. 2021;20(1):40-7.
[6] Little P, et al. Presentation, pattern, and natural course of severe symptoms, and role of antibiotics and antibiotic resistance among patients presenting with suspected uncomplicated urinary tract infection in primary care: observational study. BMJ. 2010;340:b5633.
[7] Kaye KS, et al. Antimicrobial resistance trends in urine Escherichia coli isolates from adult and adolescent females in the United States from 2011 to 2019: rising ESBL strains and impact on patient management. Clin Infect Dis 2021;73:1992-1999.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: March 25, 2025

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc